HellerEhrman

September 28, 2006



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL



SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding notice of change in director's interests by Mr Ron Chan, dated September 26, 2006, published (in English language) on the SGX public website;

(2) The Company's announcement regarding notice of change in substantial shareholder's interests by Technology Venture Investments Limited, dated September 26, 2006, published (in English language) on the SGX public website;

(3) The Company's announcement regarding notice of change in substantial shareholder's interests by Venture International Investment Holdings Limited, dated September 26, 2006; published (in English language) on the SGX public website;

(4) The Company's announcement regarding dealings disclosure in relation to the pre-conditional voluntary offer for the Company by Great Wall Acquisition Corporation, dated September 25, 2006, published (in English language) on the SGX public website;

(5) The Company's announcement regarding notice of a substantial shareholder's interest, dated September 22, 2006, published (in English language) on the SGX public website;

(6) The Company's announcement regarding the correct name of the aforesaid substantial shareholder and a revised notice of substantial shareholder, dated September 19, 2006, published (in English language) on the SGX public website;

(7) The Company's announcement regarding change of the aforesaid substantial shareholder's interest arising from its acquisition of 1,000,000 shares of the Company by way of married deal, dated September 19, 2006, published (in English language) on the SGX public website;

(8) The Company's announcement regarding change of the aforesaid substantial shareholder's interest arising from its acquisition of 200,000 shares of the Company by way of open market purchase, dated September 19, 2006, published (in English language) on the SGX public website;

(9) The Company's announcement regarding notice of a new substantial shareholder's interest, dated September 15, 2006, published (in English language) on the SGX public website;

(10) The Company's announcement regarding notice of a substantial shareholder's interest, dated September 15, 2006, published (in English language) on the SGX public website;

(11) The Company's announcement regarding a corporate presentation on FY2006 Q2 financial result, dated August 16, 2006, published (in English language) on the SGX public website;

(12) The Company's announcement regarding the second quarter financial statement for the period ended June 30, 2006, dated August 14, 2006, published (in English language) on the SGX public website;

(13) Letter from Deloitte & Touche in relation to the unaudited interim financial information for the three-month period ended June 30, 2006, dated August 14, 2006;

(14) The Company's announcement regarding aggregate value of interest person transactions entered into during the quarter ended June 30, 2006, dated August 14, 2006, published (in English language) on the SGX public website; and

(15) The Company's press release regarding the second quarter revenue increses 40% to RMB50.7M, dated August 14, 2006, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/13

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	26-Sep-2006 17:40:39
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 26-09-2006

2. Name of Director * — CHAN TZE NGON, RON

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 25-09-2006

2. Name of Registered Holder — CHAN TZE NGON, RON

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Pursuant to the Sale and Purchase Agreement dated 17 July 2006 made between Mr Chan Tze Ngon, Ron and Technology Venture Investments Limited ("TVI").

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	750,000
As a percentage of issued share capital	0.17 %
No. of Shares which are subject of this notice	33,037,220
As a percentage of issued share capital	7.48 %
Amount of consideration (excluding brokerage and stamp duties) per share	0.28

paid or received	
No. of Shares held after the change	33,787,220
As a percentage of issued share capital	7.65 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	750,000	66,074,441
As a percentage of issued share capital	0.17 %	14.96 %
No. of shares held after the change	33,787,220	33,037,221
As a percentage of issued share capital	7.65 %	7.48 %

Footnotes

Mr Chan Tze Ngon, Ron is a controlling shareholder of the holding company of TVI. Therefore, his deemed interest in the share capital of the Company decreased by 33,037,220 ordinary shares, as indicated above, when he purchased the said number of shares from TVI.

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	26-Sep-2006 17:45:01
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	26-09-2006
2.	Name of Substantial Shareholder *	TECHNOLOGY VENTURE INVESTMENTS LIMITED

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	25-09-2006
2.	The change in the percentage level	From 14.96 % To 7.48 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the Sale and Purchase Agreement dated 17 July 2006 made between Technology Venture Investments Limited and Mr Chan Tze Ngon, Ron.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	66,074,441	0
As a percentage of issued share capital	14.96 %	0 %
No. of shares held after the change	33,037,221	0
As a percentage of issued share capital	7.48 %	0 %

Footnotes

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	26-Sep-2006 17:47:32
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	26-09-2006
2.	Name of Substantial Shareholder *	VENTURE INTERNATIONAL INVESTMENT HOLDINGS LIMITED (Formerly known as Technology Venture Holdings Limited)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	25-09-2006
2.	The change in the percentage level	From 14.96 % To 7.48 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to the Sale and Purchase Agreement dated 17 July 2006 made between a wholly-owned subsidiary of Venture International Investment Holdings Limited namely, Technology Venture Investments Limited and Mr Chan Tze Ngon, Ron.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0.0	66,074,441
As a percentage of issued share capital	0.0 %	14.96 %
No. of shares held after the change	0.0	33,037,221
As a percentage of issued share capital	0.0 %	7.48 %

Footnotes	
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	25-Sep-2006 22:36:04
Announcement No.	00123

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	DEALINGS DISCLOSURE ANNOUNCEMENT IN RELATION TO THE PRE-CONDITIONAL VOLUNTARY OFFER FOR CHINACAST COMMUNICATION HOLDINGS LIMITED BY GREAT WALL ACQUISITION CORPORATION
Description	Please see attached.

Attachments:

ChinaCast_DealingsDisclosure.pdf
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CHINACAST COMMUNICATION HOLDINGS LIMITED

DEALINGS DISCLOSURE ANNOUNCEMENT IN RELATION TO THE PRE-CONDITIONAL VOLUNTARY OFFER FOR CHINACAST COMMUNICATION HOLDINGS LIMITED BY GREAT WALL ACQUISITION CORPORATION

1. Introduction

The Board of Directors of ChinaCast Communication Holdings Limited (the "**Company**" or "**ChinaCast**") refers to the pre-conditional offer (the "**Offer**") by Great Wall Acquisition Corporation ("**GWAC**").

2. Dealings

Pursuant to Rule 12.1 of the Singapore Code on Take-overs and Mergers, the Company wishes to announce that on 25 September 2006, its substantial shareholder, Technology Venture Investments Limited ("TVI"), a wholly-owned subsidiary of Venture International Investment Holdings Limited ("**VIIH**"), had sold the following shares in the capital of the Company (the "**Shares**") to Mr Chan Tze Ngon Ron ("**Ron Chan**"), the Chief Executive Officer and a Director of the Company, details of which are set out below:

Details relating to TVI/VIIH

Number of Shares sold:	33,037,220
As a percentage of the issued and paid-up capital of ChinaCast [1]	7.48%
Amount of consideration (excluding brokerage and stamp duties) per Share received	S$0.28
No. of Shares held before the sale:	66,074,441
As a percentage of issued and paid-up capital of ChinaCast [1]	14.96%
No. of Shares held after the sale:	33,037,221
As a percentage of issued and paid-up capital of ChinaCast [1]	7.48%

Details relating to Ron Chan

Number of Shares bought:	33,037,220
As a percentage of issued and paid-up capital of ChinaCast[1]	7.48%
Amount of consideration (excluding brokerage and stamp duties) per Share received	S$0.28
No. of Shares held before the sale:	750,000
As a percentage of issued and paid-up capital of ChinaCast[1]	0.17%
No. of Shares held after the sale:	33,787,220
As a percentage of issued and paid-up capital of ChinaCast[1]	7.65%

(1) The calculation of percentage of issued and paid-up capital of ChinaCast is based on total Shares issued of 441,816,501 Shares as at 25 September 2006.

Announcements in relation to the changes in interests of TVI, VIIH and Ron Chan will be released to the Singapore Exchange Securities Trading Limited separately.

As set out in the announcement in respect of the Offer released by DBS Bank Ltd on behalf of GWAC on 13 July 2006, TVI has given an irrevocable replacement undertaking (the "**Replacement Undertaking**") to GWAC, *inter alia*:-

(a) to accept the Offer in respect of the number of Shares held by it, not later than 5p.m. (Singapore time) on the date falling seven (7) business days after the date of despatch of the offer document in respect of the Offer;

(b) to elect to receive the stock consideration in connection thereto; and

(c) not to sell, transfer, assign or otherwise dispose of any part of the stock consideration received by it pursuant to the acceptance of the Offer in a manner that would violate SEC rules and regulations.

Pursuant to the Replacement Undertaking of TVI, TVI is permitted to transfer the 66,074,441 Shares held by it to Ron Chan, and Ron Chan has undertaken to GWAC that in such event, he shall, *inter alia*, observe and discharge all the terms and conditions of the Replacement Undertaking in all respects as if he is TVI.

3. Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors of the Company has been to ensure that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.

On behalf of the Board of Directors

Antonio Sena
Chief Financial Officer / Company Secretary
25 September 2006

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	22-Sep-2006 18:07:44
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	20-09-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	20-09-2006
2.	The change in the percentage level	From 5.91 % To 5.93 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	26,109,000	0
As a percentage of issued share capital	5.91 %	0 %
No. of shares held after the change	26,213,000	0
As a percentage of issued share capital	5.93 %	0 %

Footnotes

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	19-Sep-2006 18:01:29
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...



Announcement Title * CORRECT NAME OF SUBSTANTIAL SHAREHOLDER

Description

Chinacast Communication Holdings Limited ("the Company") wishes to announce that its substantial shareholder has just notified the Company that its name should read as "Fir Tree Value Master Fund, LP" instead of "Fir Tree Recovery Master Fund, LP".

In view of the above, a revised Notice of Substantial Shareholder which shall supersede the same released on 15 September 2006 is enclosed.

Attachments:

Chinacast_CorrectNameofSubstantialShareholder.pdf
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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	19-Sep-2006 18:07:16
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 18-09-2006
2. Name of Substantial Shareholder * — Fir Tree Value Master Fund, LP
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	15-09-2006
2.	The change in the percentage level	From 5.64 % To 5.86 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Married Deal
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in percentage level is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	24,909,000	0
As a percentage of issued share capital	5.64 %	0 %
No. of shares held after the change	25,909,000	0
As a percentage of issued share capital	5.86 %	0 %

Footnotes

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	19-Sep-2006 18:11:29
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	18-09-2006
2.	Name of Substantial Shareholder *	Fir Tree Value Master Fund, LP

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	18-09-2006
2.	The change in the percentage level	From 5.86 % To 5.91 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	25,909,000	0
As a percentage of issued share capital	5.86 %	0 %
No. of shares held after the change	26,109,000	0
As a percentage of issued share capital	5.91 %	0 %

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REVISED

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Notice of a Substantial Shareholder's Interest *	
* Asterisks denote mandatory information	
Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	15-Sep-2006 17:23:31
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 14-09-2006
2. Name of Substantial Shareholder * — Fir Tree Value Master Fund, LP
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 14-09-2006
2. Name of Registered Holder — Fir Tree Value Master Fund, LP
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Married deals.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	21,186,000
As a percentage of issued share capital	4.80 %
No. of Shares which are subject of this notice	3,723,000
As a percentage of issued share capital	0.84 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.3050
No. of Shares held after the change	24,909,000
As a percentage of issued share capital	5.64 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	21,186,000	0
As a percentage of issued share capital	4.80 %	0 %
No. of shares held after the change	24,909,000	0
As a percentage of issued share capital	5.64 %	0 %

Footnotes

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	15-Sep-2006 17:23:31
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 14-09-2006
2. Name of Substantial Shareholder * — Fir Tree Recovery Master Fund, LP
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 14-09-2006
2. Name of Registered Holder — Fir Tree Recovery Master Fund, LP
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Married deals.
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	21,186,000
As a percentage of issued share capital	4.80 %
No. of Shares which are subject of this notice	3,723,000
As a percentage of issued share capital	0.84 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.3050

No. of Shares held after the change	24,909,000
As a percentage of issued share capital	5.64 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	21,186,000	0
As a percentage of issued share capital	4.80 %	0 %
No. of shares held after the change	24,909,000	0
As a percentage of issued share capital	5.64 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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ChinaCast – China's Leading E-Learning Services Company

FY 2006 Q2 Financial Results

August 16, 2006



双威
ChinaCast

Agenda

- FY2006 2Q Financial Results
- Operational Highlights
- Growth Strategy for 2006

FY2006 Q2 Financial Results

FY2006 Q2 Financial Highlights

- **Strong combined revenue growth of 40% to RMB 50.7M**
- **Combined gross profit dropped by 4.25%**
- **Gross margin decreased due to sales of equipment but maintained at 46.6%.**
- **Net profit dropped by 9.77% to RMB 10.7M**
- **Continued healthy financial position**
  - Strong positive cash flow
  - Cash, bank and term deposits increased by RMB45M to RMB 375.4M since end of 2005

Income Statement Highlights

	FY06 Q2 RMB M	FY05 Q2 RMB M	Change
Combined group revenue (CCH & SOE)	50.7	36.2	+40.0%
Gross profit	23.6	24.7	-4.3%
Net profit attributable to shareholders	10.7	11.9	-9.77%
Earnings per share (RMB cents)*	2.40	2.69	-10.7%

* The calculation of earnings per share for the actual results for the 3 months ended June 30, 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For Comparative purposes, earnings per share for the actual results for the 3 months ended June 30, 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

Balance Sheet Highlights

	As at 30/6/2006 (RMB m)	As at 31/12/2005 (RMB m)
Total Assets	684.5	660.5
Total Current Liabilities	75.7	72.8
Total Shareholders' Equity	684.5	660.5
NAV per share (RMB)*	1.34	1.29

* Computed based on (1) the shareholder's equity of Group as at June 30, 2006, and December 31, 2005, and (2) the share capital of 441,816,501 shares as at June 30, 2006 and December 31, 2005.

Cash Flow Statement Highlights

	FY2006 Q1 RMB (m)	FY2005 Q1 RMB (m)
Net Cash generated from operations	15.5	15.0
Net Cash generated / (used in) investing activities	(46.0)	7.0
Net Cash generated / (used in) financing activities	(0.0)	(0.2)
Cash & cash eqv.*	60.6	26.6

*Excluding Term Deposit of RMB383.9M at June 30,2006 and RMB[.] at March 31,2005.

FY2006 Q2 Operational Highlights

Operational Highlights

- **Continued High Growth in University Distance Learning service**
  - Combined revenue increased by 46.2% to RMB 22.3M
  - Total number of students enrolled increased by 43% to 117,000
- **Vocational training is on course**
  - IT and management training courses and solutions increased from RMB0.5M to RMB1.1M
- **Significant growth from non education business**
  - Revenue growth from RMB 0.5M to RMB 9.4M

ChinaCast Distance Learning University Student Enrollment Growth


No. of Students
120,000
100,000
80,000
60,000
40,000
20,000
0
77% CAGR
2002
2003
2004
2005
2006Q2

Growth Strategy

- Continue to expand products and services to the high growth and profitable PRC education sectors:
  - Post-Secondary Education
  - Professional Career Training (English, Mgmt., IT, etc.)
  - Vocational Training and Continuing Education
- Integrate and expand Tongfang Education and complete Modern English acquisition
  - Leverage existing university and government training relationships to expand nationwide network of classrooms and curriculum.
- Strategic acquisitions in post-secondary, career education

Summary

- **Healthy financial position with strong year on year growth**

- **Sustainable competitive advantages**
  - High barriers to competitive entry
  - Nationwide network of classrooms and infrastructure

- **Excellent growth prospects for education market in China.**

It's a big country – someone has to educate it!



Thank You

Q & A

双威 ChinaCast

CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Quarter Ended 30 June 2006

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	Group	% change	Group	Group	% change
	2Q ended 30/6/2006	2Q ended 30/6/2005	+/(-)	1H ended 30/6/2006	1H ended 30/6/2005	+/(-)
	RMB'000	RMB'000		RMB'000	RMB'000	
Revenue	22,291	17,551	27.01	44,973	35,718	25.91
Cost of sales	(13,616)	(7,557)	80.18	(26,667)	(15,226)	75.14
Gross profit	8,675	9,994	(13.20)	18,306	20,492	(10.67)
Service fee (Note A)	12,034	12,805	(6.02)	23,501	22,041	6.62
Other operating income	1,891	359	426.74	2,576	2,784	(7.47)
Selling expenses*	(595)	(368)	62.13	(1,343)	(1,312)	2.36
Administrative expenses*	(8,707)	(8,160)	6.70	(16,325)	(16,356)	(0.19)
Finance costs	(4)	(4)	-	(10)	(9)	11.11
Profit before tax	13,294	14,626	(9.11)	26,705	27,640	(3.38)
Income tax expense	(2,581)	(2,753)	(6.25)	(5,555)	(5,366)	3.52
Profit for the period	10,713	11,873	(9.78)	21,150	22,274	(5.05)
Attributable to:						
Equity holders of the parent	10,583	11,873	(10.87)	22,043	22,274	(1.04)
Minority interests	130	-		(893)	-	
	10,713	11,873	(9.78)	21,150	22,274	(5.05)

* Certain expenses for 2QFY2005 and 1HFY2005 have been reclassified to conform with current period presentation.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	2Q ended 30/6/2006 RMB'000	2Q ended 30/6/2005 RMB'000	% change +/(-)	1H ended 30/6/2006 RMB'000	1H ended 30/6/2005 RMB'000	% change +/(-)
Revenue	28,436	18,676	52.26	56,329	35,074	60.60
Cost of sales	(14,992)	(5,718)	162.19	(30,521)	(12,685)	140.61
Gross profit	13,444	12,958	3.75	25,808	22,389	15.27
Other operating income	1,566	1,759	(10.97)	3,179	3,384	(6.06)
Selling expenses	(280)	(340)	(17.65)	(744)	(889)	(16.31)
Administrative expenses	(2,570)	(1,514)	69.75	(4,451)	(2,719)	63.70
Income tax expense	(126)	(58)	117.24	(291)	(124)	134.68
Service fee to the Group	12,034	12,805	(6.02)	23,501	22,041	6.62

(B) The following table provides additional information about the combined income statements of the Group and the SOE, prepared for illustrative purpose and our discussion in item 8, assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE 2Q ended 30/6/2006 RMB'000	Combined Group and SOE 2Q ended 30/6/2005 RMB'000	% change +/(-)	Combined Group and SOE 1H ended 30/6/2006 RMB'000	Combined Group and SOE 1H ended 30/6/2005 RMB'000	% change +/(-)
Revenue	50,727	36,227	40.03	101,302	70,792	43.10
Cost of sales	(27,065)	(11,516)	135.02	(54,057)	(24,579)	119.93
Gross profit	23,662	24,711	(4.25)	47,245	46,213	2.23
Other operating income	1,914	359	433.15	2,624	2,836	(7.48)
Selling expenses	(875)	(708)	23.59	(2,087)	(2,201)	(5.18)
Administrative expenses	(11,277)	(9,674)	16.57	(20,776)	(19,075)	8.91
Finance costs	(4)	(4)	-	(10)	(9)	11.11
Profit before tax	13,420	14,684	(8.61)	26,996	27,764	(2.77)
Income tax expense	(2,707)	(2,811)	(3.70)	(5,846)	(5,490)	6.48
Profit for the period	10,713	11,873	(9.78)	21,150	22,274	(5.05)
Attributable to:						
Equity holders of the parent	10,583	11,873	(10.86)	22,043	22,274	(1.04)
Minority interests	130	-		(893)	-	
	10,713	11,873	(9.78)	21,150	22,274	(5.05)

(C) The profit before income tax includes the following charges (credits):

	Group 2Q ended 30/6/2006 RMB'000	Group 2Q ended 30/6/2005 RMB'000	Group 1H ended 30/6/2006 RMB'000	Group 1H ended 30/6/2005 RMB'000
Depreciation of plant and equipment	704	944	1,399	1,618
Amortisation of intangible assets	1,342	-	2,667	-
Interest on borrowings	4	4	10	9
Foreign exchange adjustment loss	224	50	188	54
Share option expense	429	495	873	1145
Other income including interest income	(1,891)	(359)	(2,576)	(2,784)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group As at 30/6/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 30/6/2006 RMB'000	Company As at 31/12/2005 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	24,834	90,074	-	-
Term deposits	383,879	273,798	-	-
Trade receivables	23,558	19,139	-	-
Other receivables and prepayments	10,314	14,136	214	5,152
Amount due from related parties	368	480	-	-
Total current assets	442,953	397,627	214	5,152
Non-current assets:				
Interests in subsidiary	-	-	461,187	460,727
Amount due from related parties	191,735	217,887	-	-
Plant and equipment	7,574	8,953	-	-
Deposit for acquisition	10,000	-	-	-
Deferred tax assets	259	1,379	-	-
Intangible assets	16,711	19,378	-	-
Goodwill	15,291	15,291	-	-
Total non-current assets	241,570	262,888	461,187	460,727
Total assets	684,523	660,515	461,401	465,879
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	5,111	2,816	-	-
Other payables	37,518	41,539	887	5,105
Income tax payable	32,888	28,119	-	-
Amount due to related parties	-	138	-	-
Current portion of finance lease	150	152	-	-
Total current liabilities	75,667	72,764	887	5,105

	Group As at 30/6/2006 RMB'000	Group As at 31/12/2005 RMB'000	Company As at 30/6/2006 RMB'000	Company As at 31/12/2005 RMB'000
Non-current liability:				
Finance lease	112	190	-	-
Total non-current liability	112	190	-	-
Capital and reserves:				
Issued capital	292,235	292,235	292,235	292,235
Share premium	166,572	166,572	166,572	166,572
Capital reserve	2,791	1,919	2,791	1,919
Exchange translation reserve	(2,488)	(1,649)	(6,455)	(4,492)
Legal reserve	9,041	6,102	-	-
Accumulated profits	124,642	105,538	5,371	4,540
Equity attributable to equity holders of the parent	592,793	570,717	460,514	460,774
Minority interests	15,951	16,844	-	-
Total equity	608,744	587,561	460,514	460,774
Total liabilities and equity	684,523	660,515	461,401	465,879

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30 June 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
150	-	152	-

Amount repayable after one year

As at 30 June 2006		As at 31 December 2005	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
112	-	190	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 30 June 2006, the current portion and non-current portion of the finance lease amounted to approximately RMB150,000 and RMB112,000 (2005: RMB152,000 and RMB190,000)respectively.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Group 2Q ended 30/6/2006 RMB'000	Group 2Q ended 30/6/2005 RMB'000
Operating activities		
Profit before income tax	13,294	14,626
Adjustments for:		
Depreciation expense	704	944
Interest income	(1,891)	(359)
Interest expense	4	4
Amortisation of intangible assets	1,342	-
Share option expense	429	495
Operating cash flows before movements in working capital	13,882	15,710
Trade receivables	(5,111)	2,515
Other receivables and prepayments	917	15,458
Trade payables	397	(180)
Other payables	1,251	(280)
Amount due from related parties	162	-
Cash generated from operations	11,498	33,223
Interest paid	(4)	(4)
Interest received	1,891	359
Income tax paid	6	(524)
Net cash from operating activities	13,391	33,054
Investing activities:		
Amount due from related parties	21,117	17,316
Purchase of plant and equipment	(38)	(128)
Term deposits	(69,081)	(20,686)
Net cash used in investing activities	(48,002)	(3,498)
Financing activities		
Finance lease	(37)	(38)
Net cash used in financing activities	(37)	(38)
Net (decrease) increase in cash and bank balances	(34,648)	29,518
Cash and bank balances at beginning of period	60,565	26,649
Effect of foreign exchange rate changes	(1,083)	-
Cash and bank balances at end of period	24,834	56,167

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Attributable to equity holders of the parent							Minority Interests	Total
	Issued capital	Share premium	Capital reserve	Exchange translation reserve	Legal reserve	Accumulated profits	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group									
Balance at 31 March 2005	292,235	166,572	39,796	(20)	3,249	35,858	537,690	-	537,690
Net profit for the 3 months ended 30 June 2005	-	-	-	-	-	11,873	11,873	-	11,873
Share option expense recognized	-	-	495	-	-	-	495	-	495
Transfer to legal reserve	-	-	-	-	955	(955)	-	-	-
Balance at 30 June 2005	292,235	166,572	40,291	(20)	4,204	46,776	550,058	-	550,058
Group									
Balance at 31 March 2006	292,235	166,572	2,362	(1,630)	7,141	115,959	582,639	15,821	598,460
Net profit for the 3 months ended 30 June 2006	-	-	-	-	-	10,583	10,583	130	10,713
Share option expense recognized	-	-	429	-	-	-	429	-	429
Transfer to legal reserve	-	-	-	-	1,900	(1,900)	-	-	-
Translation adjustment	-	-	-	(858)	-	-	(858)	-	(858)
Balance at 30 June 2006	292,235	166,572	2,791	(2,488)	9,041	124,642	592,793	15,951	608,744
Company									
Balance at 31 March 2005	292,235	166,572	650	-	-	(2,999)	456,458	-	456,458
Share option expense recognized	-	-	495	-	-	-	495	-	495
Net loss for the 3 months ended 30 June 2005	-	-	-	-	-	(1,177)	(1,177)	-	(1,177)
Balance at 30 June 2005	292,235	166,572	1,145	-	-	(4,176)	455,776	-	455,776
Company									
Balance at 31 March 2006	292,235	166,572	2,362	(4,492)	-	5,051	461,728	-	461,728
Share option expense recognized	-	-	429	-	-	-	429	-	429
Net profit for the 3 months ended 30 June 2006	-	-	-	-	-	320	320	-	320
Translation adjustment	-	-	-	(1,963)	-	-	(1,963)	-	(1,963)
Balance at 30 June 2006	292,235	166,572	2,791	(6,455)	-	5,371	460,514	-	460,514

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 30 June 2006.

Share Options:

As at 30 June 2006, there were unexercised share options for 26,110,000 unissued ordinary shares (31 December 2005 : 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

Auditors have conducted a review on certain financial information in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. Please refer to the letter issued by our auditors on the scope of review.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Please refer to the letter issued by our auditors on the scope of review.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

There were no changes in the accounting policies and methods of computation.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group 2QFY2006	Group 2QFY2005
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	2.40	2.69
(ii) On a fully diluted basis**	2.29	2.58

*The calculation of earnings per share for the actual results for the 3 months ended 30 June 2006 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the actual results for the 3 months ended 30 June 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group As at 30/6/2006	Group As at 31/12/2005	Company As at 30/6/2006	Company As at 31/12/2005
Net asset value per share in RMB	1.34	1.29	1.04	1.04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 30 June 2006 and 31 December 2005 and (2) the share capital of 441,816,501 shares as at 30 June 2006 (31 December 2005: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) **any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

(b) **any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

Review of Operating results

As the combined results of the Group and the SOE ("Combined Group") provides a more meaningful review of the financial performance of the whole Group, the following discussion of our performance also includes the results of the Combined Group (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the revenue of the Combined Group is shown below.

	2QFY2006 RMB'000	2QFY2005 RMB'000
Revenue of the Group		
University Distance Learning Solutions	4,658	-
K-12 and content delivery	17,633	17,551
Sub-total	22,291	17,551
Revenue of the SOE		
University Distance Learning Solutions	17,883	15,242
IT/Management Training Courses and Solutions	1,103	515
K-12 Distance Learning and Educational Content Solutions	29	2,390
Enterprise Networking Products and Services	9,421	529
Sub-total	28,436	18,676
Sum of the Combined Group's revenue	50,727	36,227

Revenue of the Combined Group for 2QFY2006 amounted to RMB50.7 million representing an increase of 40.0% compared to 2QFY2005.

Compared to 2QFY2005, revenue of the Group increased by 27.0% from RMB17.6 million to RMB22.3 million. The revenue from the K-12 and content delivery business for 2QFY2006 amounting to RMB17.6 million was the same as that for 2QFY2005. After consolidation of the result of Tongfang Education in 4QFY2005 and with the Group's sales to universities, the Group showed a revenue from the University Distance Learning Solutions of RMB4.7 million in 2QFY2006.

The SOE recorded a considerable increase in its revenue from RMB18.7 million in 2QFY2005 to RMB28.4 million in 2QFY2006, which was mainly attributable to the increase in equipment sales to Enterprise customers and the increase in revenue from the University Distance Learning Solutions business. Revenue from the University Distance Learning Solutions business increased from RMB15.2 million in 2QFY2005 to RMB17.9 million in 2QFY2006 mainly due to the increase in student enrolment. Together with the students on the Tongfang Education platform, total students enrolled for distance learning increased by 42.7% from approximately 82,000 as at the end of 2QFY2005 to approximately 117,000 as at the end of 2QFY2006. Revenue from the IT/Management Training Courses and Solutions business increased by 114.2% from RMB515,000 in 2QFY2005 to RMB1.1 million in 2QFY2006. Revenue from the K-12 Distance Learning and Education Content Solutions business decreased from RMB2.4 million in 2QFY2005 to RMB29,000 in 2QFY2006. Revenue from the Enterprise Networking Products and Services business increased significantly from RMB529,000 in 2QFY2005 to RMB9.4 million in 2QFY2006, as a result of increase in equipment sales.

Cost of sales of the Group increased by 80.2% from RMB7.6 million in 2QFY2005 to RMB13.6 million in 2QFY2006. Gross profit margin decreased by approximately 18.0 percentage points, from 56.9% in 2QFY2005 to 38.9% in 2QFY2006. The drop in gross profit margin was due to the equipment sales in 2QFY2006. There was a cost of material amounting to RMB2.1 million in 2QFY2006 in cost of sales of the Group. After the acquisition of Tongfang Education in FY2005 and the recognition of intangible assets associated with it, there was an intangible amortization expense amounting to RMB1.3 million in 2QFY2006. Payroll and related cost associated with the generation of certain revenues amounting to RMB2.7 million was recorded in the cost of sales of the Group in 2QFY2006. There was no such revenue in 2QFY2005 and all the related costs was recorded in the Group's administrative expenses in 2QFY2005. The cost of sales of the Combined Group increased by 135.0% from RMB11.5 million in 2QFY2005 to RMB27.1 million in 2QFY2006. This increase was mainly due to the higher portion of equipment sales in the composition of the revenue.

The Group received a service fee of RMB12.0 million in 2QFY2006 as compared to a service fee of RMB12.8 million in 2QFY2005 as a result of the increase in administrative expenses, mainly rental costs and staff costs, in SOE. The increase in other income from RMB359,000 in 2QFY2005 to RMB1.9 million in 2QFY2006 was mainly due to the increase in interest income.

The Group's selling expenses increased from RMB368,000 in 2QFY2005 to RMB595,000 in 2QFY2006, as there were more marketing activities in the current quarter as compared to 2QFY2005.

The Group's administrative expenses increased by 6.7% from RMB8.2 million in 2QFY2005 to RMB8.7 million in 2QFY2006. The increase was due to the professional and related expenses.

Finance costs remained at RMB4,000 in 2QFY2006 as compared to 2QFY2006.

Overall, profit before income tax has decreased from RMB14.6 million in 2QFY2005 to RMB13.3 million in 2QFY2006, representing a reduction of 9.1%. The income tax expense has decreased from RMB2.8 million in 2QFY2005 to RMB2.6 million in 2QFY2006. Net profit decreased modestly from RMB11.9 million in 2QFY2005 to RMB10.7 million in 2QFY2006, representing a reduction of 9.8%, mainly because of the reduction in service fee income and the increase in professional and related expenses.

Financial Position

Cash and bank balances, including term deposits, increased from RMB363.9 million as at 31 December 2005 to RMB408.7 million as at 30 June 2006 mainly as a result of the SOE paying the service fee to the Group. Trade receivables increased by 23.1% from RMB19.1 million as at 31 December 2005 to RMB23.6 million as at 30 June 2006. Prepayments and other receivables and deposit for acquisition increased from RMB14.1 million as at 31 December 2005 to RMB20.3 million as at 30 June 2006. The increase was due to the payment of a deposit in accordance with the signing of a MOU for the acquisition of Modern English. In 2QFY2006, cash flow generated from the reduction in other receivable and prepayments amounted to RMB917,000. The figure for 2QFY2005 was RMB15.5 million, which was mainly due to the conversion of deposit and prepayment for equipment and inventory to advance to SOE. As at 30 June 2006, the Goodwill amounted to RMB15.3 million as a result of the acquisition of Tongfang Education. Net tangible assets as at 30 June 2006 totalled RMB560.8 million (31 December 2005: RMB536.0 million). This represented an increase of 4.6% from the net tangible assets as at 31 December 2005.

Financial support to SOE

In 2QFY2006, the Group received further payment from SOE, which reduced the amount due from SOE from RMB217.9 million as at 31 December 2005 to RMB191.7 million as at 30 June 2006.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

With the continued growth of the education business in China, ChinaCast is fully focused on becoming a significant player in this sector. This entails shifting its focus from an education enabler to an education provider including the provision of vocational courses.

The Group is actively pursuing additional university partners as well as having our own contents. In addition to the signing up of Tongji University in 2005, the Group aims to sign up more university partners. The Group has also signed a non-binding MOU to acquire a stake in Modern English, an English training group in China.

11. Dividend

(a) Current Financial Period Reported On
None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year
None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not required for quarterly announcement.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not required for quarterly announcement.

15. A breakdown of sales.

Not required for quarterly announcement.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Not required for quarterly announcement.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
14/8/2006

Deloitte & Touche
Certified Public Accountants
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com

LETTER FROM DELOITTE & TOUCHE IN RELATION TO UNAUDITED INTERIM FINANCIAL INFORMATION FOR THE THREE-MONTH PERIOD ENDED 30 JUNE 2006

14 August 2006

The Board of Directors
ChinaCast Communication Holdings Limited
15/F Ruoy Chai International Building
No. 8 Yong An Dong Li, Jian Guo Men Avenue
Beijing 10002
People's Republic of China

Dear Sirs

We have been engaged by ChinaCast Communication Holdings Limited (the "Company") to review the interim financial information as set out in the "Unaudited Financial Statement Announcement for Quarter ended 30 June 2006" of the Company.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The interim financial information comprises the balance sheets of the Company and of the Group as at 30 June 2006, the profit and loss statement of the Group for the three-month and six- month periods ended 30 June 2006, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period then ended. The interim financial information is the responsibility of, and has been approved by, the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with Singapore Statement of Auditing Practice 11 on Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Deloitte.

The comparative financial information comprising the profit and loss statement for the three-month and six-month periods ended 30 June 2005 of the Group, the statements of changes in equity of the Company and of the Group and the cash flow statement of the Group for the three-month period ended 30 June 2005 have not been audited nor reviewed.

Based on our review, nothing has come to our attention that causes us to believe that:

1. there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual; and

2. the interim financial information has not been prepared in accordance with the accounting policies set out in the Company's audited financial statement for the year ended 31 December 2005.

Yours faithfully



Deloitte & Touche
Certified Public Accountants
Singapore

Ho Kok Yong
Partner

CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE QUARTER ENDED 30 JUNE 2006

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the quarter ended 30 June 2006, are as follows:-

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB3,721,046 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,632,267 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB369,648
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee paid by CCLX to the Group under a technical service agreement between the parties: RMB8,313,149 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB2,597,628 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 30 June 2006: RMB191,735,261

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 71% of his total working time working for the Group. The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

Submitted by Antonio Sena, Company Secretary on 14/8/2006 to the SGX

双威通讯 ChinaCast

Press Release

CHINACAST COMMUNICATION HOLDINGS LIMITED

FOR IMMEDIATE RELEASE

CHINACAST'S SECOND QUARTER REVENUE INCREASES 40% TO RMB50.7M

Singapore, August 14, 2006 – ChinaCast Communication Holdings Limited ("ChinaCast"), the PRC's leading satellite distance learning services group, announced today significant increases in revenue for the 3 months ("2Q06") and for the 6 months ended June 30, 2006 ("1H06").

Combined second quarter revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE"), amounted to RMB50.7M, growing 40% against the same period last year while combined 1H06 revenue grew by 43% to RMB101.3M. These results reflected the continued robust growth in China's education sector particularly in the provision of university and post-secondary distance learning services as well as the rollout of various large enterprise segment projects.

The group's largest revenue segment continues to be its University Distance Learning Solutions, which grew to RMB22.7M in 2Q06, a 49% increase over the same period last year. As of the end of the Spring Semester last quarter, a total of 117,700 students were enrolled in university/post-secondary degree courses using ChinaCast's distance learning platform.

The K-12 and Content Delivery business contributed an additional RMB17.8M in revenue, while the Enterprise Business Segment recorded the highest growth rate,

contributing RMB9.4M in revenue compared to RMB0.5M in 2Q05. The Vocational Training Segment, which is made up of management and IT training, also grew significantly compared to the same period last year.

Net profit after minority interests declined by 9.8% against the same period last year mainly due to increases in combined cost of sales and increased administration expenses. The higher cost of sales was due to the larger ratio of sales of hardware equipment as well as costs associated with the investment in Tongfang Education, which ChinaCast acquired in October 2005. Administration expenses of the combined figures of the Group and SOE increased by 16.6% to RMB11.3 million mainly due to professional fees and higher compliance costs.

The Group had combined gross margin of 47% for 2Q06 and 1H06. The Group's Profit After Tax stood at RMB10.7M for 2Q06 and RMB21.2M for 1H06, representing a net profit margin of 21%.

At the end of March, ChinaCast has remained virtually debt free and its cash, bank balances and term deposits on hand amounted to RMB409 million, an increase of over RMB45 million since the end of 2005.

Mr. Ron Chan, CEO of ChinaCast said: "We are greatly pleased with our continued strong revenue growth although we saw lower net profit due to higher cost of goods associated with the building of our nationwide e-learning infrastructure as well as administrative costs related to professional and compliance fees. Moving forward, we continue to see strong growth in the PRC post-secondary and career/vocational education market and we expect our university distance learning business to be our core driver. In addition, we continue to expand our other business segments and are making strategic acquisitions to expand our business in the career/vocational market with our recent Modern English and Insurance.com announcements. For Modern English, we are still in the process of conducting due diligence and assisting them in restructuring their business for the purpose of being acquired by us."

The agreement with Modern English remained non-binding and a definitive agreement will be signed once the restructuring is completed.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides e-learning services and content to educational institutions, government agencies and Fortune 500 enterprises. These services include broadband network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), Supervision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

For more information, please contact:

Ms Leong Lilian

ChinaCast Communication Holdings Limited
1 Raffles Place, #18-01,
Singapore 048616

Tel: (65) 6532 5998 (during office hours)
Email: lilian.leong@chinacast.com.cn